EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2013
Earnings
1. Net income attributable to U.S. Bancorp	$1,468	$4,380
2. Applicable income taxes, including expense related to unrecognized tax positions	542	1,629

3. Net income attributable to U.S. Bancorp before income taxes (1 + 2)	$2,010	$6,009

4. Fixed charges:
a. Interest expense excluding interest on deposits*	$276	$857
b. Portion of rents representative of interest and amortization of debt expense	27	81

c. Fixed charges excluding interest on deposits (4a + 4b)	$303	$938
d. Interest on deposits	134	433

e. Fixed charges including interest on deposits (4c + 4d)	$437	$1,371

5. Amortization of interest capitalized	$—	$—
6. Earnings excluding interest on deposits (3 + 4c + 5)	2,313	6,947
7. Earnings including interest on deposits (3 + 4e + 5)	2,447	7,380
8. Fixed charges excluding interest on deposits (4c)	303	938
9. Fixed charges including interest on deposits (4e)	437	1,371
Ratio of Earnings to Fixed Charges
10. Excluding interest on deposits (line 6/line 8)	7.63	7.41
11. Including interest on deposits (line 7/line 9)	5.60	5.38

*	Excludes interest expense related to unrecognized tax positions

84	U. S. Bancorp